July 26, 2024

Gregory Q. Jensen
Chief Executive Officer
Novusterra Inc.
12115 Visionary Way
Suite 174
Fishers, IN 46038

       Re: Novusterra Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 24, 2024
           File No. 333-276911
Dear Gregory Q. Jensen:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 15, 2024 letter.

Amendment No. 2 to Form S-1 filed July 24, 2024
Prospectus Summary
Our Company, page 4

1. We note your response to our prior comment 3. Please file the agreement between Kenai
       Defense Company LLC and American Resources Corporation dated March 24,
2022
       referenced in the First Amendment to the Exclusive Rights Agreement between
       Novusterra Inc. and American Resources Corporation filed as Exhibit
10.10.
Exhibits

2. We note your response to our prior comment 8. Please file a revised legal opinion to include the specific number of securities being registered by the registration statement consistent with the prospectus cover page.
 July 26, 2024
Page 2

General

3. We note your disclosure on page 36 that your selling shareholders may sell their securities in transactions through broker-dealers that agree with selling shareholders to sell a specified number of securities at a stipulated price per security or by any other method permitted pursuant to applicable law. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.
4. Please ensure your signature page indicates the date on which each individual signed the
       Registration Statement.


       Please contact Brian McAllister at 202-551-3341 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Karina Dorin at 202-551-3763 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Clifford J. Hunt, Esq.